Filed pursuant to Rule 433

Registration Statement No. 333-240160

Council of Europe Development Bank

Final Term Sheet — October 14, 2021

1.000% CAD 300 million Global Notes due October 21, 2024

Issuer:	Council of Europe Development Bank (CEB)

Issuer Ratings:(1)	Aa1 — stable (Moody’s) / AAA — stable (S&P) / AA+ — positive (Fitch)

Status of the Notes:	Senior, unsecured, unsubordinated

Currency/Size:	CAD 300,000,000

Denomination:	CAD 1,000

Pricing:	October 14, 2021

Settlement:	October 21, 2021 (T+5)

Maturity:	October 21, 2024

Interest Payment Dates:	April 21 and October 21 of each year, with the Notes bearing interest from October 21, 2021, with the initial interest payment being made on April 21, 2022

Record Date:	Date that is 15 calendar days prior to each Interest Payment Date

The CEB will pay the principal of and interest on the Notes in Canadian dollars. However, noteholders

(1)                                 Ratings are not a recommendation to purchase, hold or sell Notes, in as much as the ratings do not comment as to market price or suitability for a particular investor.  The ratings are based upon current information furnished to the rating agencies by the CEB and information obtained by the rating agencies from other sources.  The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the Notes.  Each rating should be evaluated independently of any other rating.

Currency of Payments on the Notes:

will receive payments in U.S. dollars, unless they elect to receive payments in Canadian dollars as set forth below. If a noteholder does not make such election, payments to such noteholder will be converted to U.S. dollars by the Fiscal Agent. All costs of any such conversion into U.S. dollars will be borne by the relevant noteholder by deduction from such payments.

A noteholder may elect to receive payment of the principal of, or interest on, the Notes in Canadian dollars by notifying DTC by the Record Date of (i) its election to receive all or a portion of such payment in Canadian dollars for value on the relevant due date for interest payment or final redemption, as the case may be, and (ii) wire transfer instructions to an account denominated in Canadian dollars with respect to any payment to be made in Canadian dollars. Such election shall be made by the noteholder and any such election in respect of that payment shall be irrevocable.

For further information on the currency election process and on exchange risks, see “Currency Conversions and Foreign Exchange Risks” in the Issuer’s prospectus.

Coupon:	1.000% per annum, paid semi-annually in arrear, Actual/Actual Canadian Compound Method, following unadjusted

Reoffer Spread vs. CAD Midswaps:	-24bps

Reoffer Spread vs. Benchmark:	+22bps

Reoffer Price:	99.656%

Reoffer Yield:	1.117% (semi-annual)

Underwriting Commissions:	0.022%

All-in Price:	99.634%

All-in Yield:	1.124% (semi-annual)

Net Proceeds to the Issuer (Before Expenses):	CAD 298,902,000

Benchmark:	CAN 1.500% due September 2024

Benchmark Yield / Price:	0.897% / 101.704%

Denominations:	CAD 1,000 and multiples thereof

Settlement:	DTC (Notes may also be held through CDS, Euroclear and Clearstream as participants of DTC). Purchasers of the Notes must make payment in Canadian dollars.

Underwriters:	CIBC Capital Markets, RBC Capital Markets, TD Securities

Fiscal Agent:	Citibank, N.A., London Branch

Business Days:	TARGET, New York and Toronto

Listing:	Expected on Luxembourg Stock Exchange

ISIN / CUSIP / Common Code:	US222213AZ36 / 222213 AZ3 / 240065274

Documentation:	U.S. SEC-registered debt shelf program

Governing Law:

New York law, to the extent that the application of New York law does not derogate from the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959 or from the Articles of Agreement of the Issuer

Offers and sales in the United States will be made through affiliates of the Underwriters that are registered as broker-dealers, acting as U.S. selling agents.

It is expected that delivery of the Notes will occur on or about October 21, 2021, which will be the fifth business day following the initial date of trading of the Notes, such settlement cycle being referred to as “T+5”.  Under currently applicable U.S. rules and regulations, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise.  Furthermore, the standard settlement cycle on the Luxembourg Stock Exchange is two business days.  Accordingly, purchasers who wish to trade Notes in transactions that are ordinarily scheduled to settle prior to October 21, 2021 will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC (including a prospectus supplement) for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, copies may be obtained from TD Securities by calling +1-855-495-9846.  The registration statement including the prospectus may also be accessed through the hyperlink https://www.sec.gov/Archives/edgar/data/0001472246/000110465920087730/a20-25594_1sb.htm, and the prospectus supplement may be accessed through the hyperlink https://www.sec.gov/Archives/edgar/data/0001472246/000110465920138454/a20-39054_1424b3.htm.

Information found through hyperlinks from the above hyperlinks is not part of this Final Term Sheet.

Notice by CIBC Capital Markets (Europe) S.A. and TD Global Finance unlimited company to Distributors regarding MiFID II Product Governance

Solely for the purposes of each of CIBC Capital Markets (Europe) S.A.’s and TD Global Finance unlimited company’s (the “EU Manufacturers”) product approval process, the target market assessment made by the EU Manufacturers in respect of the Notes has led the EU Manufacturers to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients each as defined in Directive 2014/65/EU (as amended, “MiFID II”); and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the EU Manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the EU Manufacturers’ target market assessment) and determining appropriate distribution channels, subject to the distributor’s suitability and appropriateness obligations under MiFID II, as applicable. The Issuer does not fall under the scope of application of MiFID II and, in particular, does not qualify as a manufacturer or distributor for the purposes of MiFID II.

Notice by RBC Europe Limited to Distributors regarding UK MiFIR Product Governance

Solely for the purposes of RBC Europe Limited’s (the “UK Manufacturer”) product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”) (“UK MiFIR”), and retail clients, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the UK Manufacturer’s target market assessment; however, a distributor subject to FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the UK Manufacturer’s target market assessment) and determining appropriate distribution channels, subject to the distributor’s suitability and appropriateness obligations under COBS, as applicable. The Issuer does not fall under the scope of application of UK MiFIR and, in particular, does not qualify as a manufacturer or distributor for the purposes of UK MiFIR.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.